Filed pursuant to Rule 433

Registration No. 333-286752

Issuer Free Writing Prospectus dated February 10, 2026

Relating to Preliminary Prospectus Supplement dated February 10, 2026

Alphabet Inc.

4.125% Notes due 2029

4.625% Notes due 2032

5.500% Notes due 2041

5.875% Notes due 2058

6.125% Notes due 2126

Pricing Term Sheet

Issuer:	Alphabet Inc. (the “Company”)

Title:

4.125% Notes due 2029 (the “2029 Notes”)

4.625% Notes due 2032 (the “2032 Notes”)

5.500% Notes due 2041 (the “2041 Notes”)

5.875% Notes due 2058 (the “2058 Notes”)

6.125% Notes due 2126 (the “2126 Notes”)

Security Type:	SEC Registered

Ranking:	Senior unsecured

Listing:	The Company intends to apply to list each series of the notes on the Nasdaq Bond Exchange (“Nasdaq”). The listing applications will be subject to approval by Nasdaq. The Company currently expects trading in each series of the notes on Nasdaq to begin within 30 days after the original issue date. If such a listing is obtained, the Company has no obligation to maintain such listing and the Company may delist any series of the notes at any time. Currently there is no public market for any series of the notes.

Aggregate Principal Amount:	2029 Notes: £750,000,000 2032 Notes: £1,250,000,000 2041 Notes: £1,250,000,000 2058 Notes: £1,250,000,000 2126 Notes: £1,000,000,000

Maturity Date:	2029 Notes: February 13, 2029 2032 Notes: November 13, 2032 2041 Notes: November 13, 2041 2058 Notes: February 13, 2058 2126 Notes: February 13, 2126

Coupon (Interest Rate):	2029 Notes: 4.125% per annum 2032 Notes: 4.625% per annum 2041 Notes: 5.500% per annum 2058 Notes: 5.875% per annum 2126 Notes: 6.125% per annum

Public Offering Price:

2029 Notes: 99.953% of principal amount of the 2029 Notes, plus accrued interest, if any, from February 13, 2026

2032 Notes: 99.791% of principal amount of the 2032 Notes, plus accrued interest, if any, from February 13, 2026

2041 Notes: 98.723% of principal amount of the 2041 Notes, plus accrued interest, if any, from February 13, 2026

2058 Notes: 98.549% of principal amount of the 2058 Notes, plus accrued interest, if any, from February 13, 2026

2126 Notes: 99.732% of principal amount of the 2126 Notes, plus accrued interest, if any, from February 13, 2026

Underwriting Discounts:

2029 Notes: 0.150% of the principal amount

2032 Notes: 0.250% of the principal amount

2041 Notes: 0.300% of the principal amount

2058 Notes: 0.600% of the principal amount

2126 Notes: 0.700% of the principal amount

Proceeds Net of Aggregate Underwriting Discount (before expenses):	2029 Notes: £748,522,500 2032 Notes: £1,244,262,500 2041 Notes: £1,230,287,500 2058 Notes: £1,224,362,500 2126 Notes: £990,320,000

Yield to Maturity (Semi-Annual / Annual):	2029 Notes: 4.100% / 4.142% 2032 Notes: 4.612% / 4.665% 2041 Notes: 5.550% / 5.627% 2058 Notes: 5.891% / 5.978% 2126 Notes: 6.050% / 6.142%

Spread to Benchmark Gilt:	2029 Notes: + 45 bps 2032 Notes: + 55 bps 2041 Notes: + 55 bps 2058 Notes: + 60 bps 2126 Notes: + 120 bps

Benchmark Gilt:

2029 Notes: UKT 0.500% due January 31, 2029

2032 Notes: UKT 4.250% due June 7, 2032

2041 Notes: UKT 1.250% due October 22, 2041

2058 Notes: UKT 1.750% due July 22, 2057

2126 Notes: UKT 1.125% due October 22, 2073

Benchmark Gilt Price and Yield (Semi-Annual):	2029 Notes: 91.211% / 3.650% 2032 Notes: 101.035% / 4.062% 2041 Notes: 59.550% / 5.000% 2058 Notes: 46.030% / 5.291% 2126 Notes: 31.010% / 4.850%

Interest Payment Dates:

2029 Notes: February 13 of each year, beginning on February 13, 2027

2032 Notes: November 13 of each year, beginning on November 13, 2026

2041 Notes: November 13 of each year, beginning on November 13, 2026

2058 Notes: February 13 of each year, beginning on February 13, 2027

2126 Notes: February 13 of each year, beginning on February 13, 2027

Interest Payment Record Dates:	The close of business on the date that is the Clearing System Business Day immediately preceding each Interest Payment Date. A Clearing System Business Day is every Monday to Friday inclusive, except December 25th and January 1st, subject to certain exceptions.

Sinking Fund Provisions:	None

Redemption Provision:

At the Company’s option, at any time prior to the applicable Par Call Date (as set forth below), in whole or in part at any time or from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)), at the applicable Comparable Government Bond Rate (as defined in the preliminary prospectus supplement relating to the offering) plus 10 basis points with respect to the 2029 Notes, plus 10 basis points with respect to the 2032 Notes, plus 10 basis points with respect to the 2041 Notes, plus 10 basis points with respect to the 2058 Notes and plus 20 basis points with respect to the 2126 Notes, plus, in either case, accrued and unpaid interest, if any, to, but not including, the redemption date.

On or after the applicable Par Call Date, the Company may redeem notes of the applicable series, in whole or in part at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, if any, but not including, the redemption date.

Par Call Date:

2029 Notes: January 13, 2029 (the date that is one month prior to the maturity date of the 2029 Notes)

2032 Notes: September 13, 2032 (the date that is two months prior to the maturity date of the 2032 Notes)

2041 Notes: August 13, 2041 (the date that is three months prior to the maturity date of the 2041 Notes)

2058 Notes: August 13, 2057 (the date that is six months prior to the maturity date of the 2058 Notes)

2126 Notes: August 13, 2125 (the date that is six months prior to the maturity date of the 2126 Notes)

Redemption for Tax Reasons:	The Company may redeem any series of the notes, in whole, but not in part, in the event of certain changes in the tax laws of the United States that would require the Company to pay additional amounts with respect to the notes of any series. The redemption price would be equal to 100% of the principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest, if any, on the notes of such series to be redeemed to, but not including, the date of redemption.

Trade Date:	February 10, 2026

Settlement Date (T+3)**:	February 13, 2026

Settlement and Trading:	Through the facilities of Clearstream Banking, S.A. or Euroclear Bank SA/NV

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Denominations:	£100,000 and multiples of £1,000 in excess thereof

Concurrent Notes Offerings:	Prior to this offering, the Company launched a U.S. dollar-denominated senior notes offering (“the Concurrent USD Notes Offering”). Concurrently with this offering, the Company launched a Swiss Franc-denominated senior notes offering (the “Concurrent CHF Notes Offering,” and, together with the Concurrent USD Notes Offering, the “Concurrent Notes Offerings”), the proceeds of which will be used for general corporate purposes, which may include the repayment of outstanding debt. Settlement of this offering is not conditioned upon the settlement of any of the Concurrent Notes Offerings, and the completion of any of the Concurrent Notes Offerings is not conditioned upon the completion of this offering or any other offering made by the Company.

CUSIP / Common Code / ISIN:

2029 Notes: 02079K BR7 / 328555409 / XS3285554096

2032 Notes: 02079K BS5 / 328556090 / XS3285560903

2041 Notes: 02079K BT3 / 328556227 / XS3285562271

2058 Notes: 02079K BU0 / 328556251 / XS3285562511

2126 Notes: 02079K BV8 / 328567504 / XS3285675040

MiFID II Product Governance:	Professional investors and ECPs only target market

UK MiFIR Product Governance:	Professional investors and ECPs only target market

PRIIPs:	No EU PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or in the UK

Ratings*:	Moody’s: Aa2 (Stable); S&P: AA+ (Stable)

Stabilization:	Relevant stabilization regulations apply (including FCA/ICMA)

Joint Global Coordinators and Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities plc Merrill Lynch International

Joint Book-Running Managers:

Barclays Bank PLC

HSBC Bank plc

NatWest Markets Plc

Deutsche Bank AG, London Branch

RBC Europe Limited

Wells Fargo Securities International Limited

Citigroup Global Markets Limited

Mizuho International plc

TD Global Finance unlimited company

BNP PARIBAS

Crédit Agricole Corporate & Investment Bank

Morgan Stanley & Co. International plc

Société Générale

U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

MUFG Securities EMEA plc

Standard Chartered Bank***

The Bank of Nova Scotia, London Branch

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

Commerzbank Aktiengesellschaft

ING Bank NV, Belgium Branch

AmeriVet Securities, Inc.

Bancroft Capital, LLC

Blaylock Van, LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

C.L. King & Associates, Inc. Guzman & Company Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the business date before delivery will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

***	Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR UK PRIIPs KID / EXEMPTION UNDER THE POATRs — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or PRIIPS Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK PRIIPs Regulation”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

In the EEA, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no KID required by the PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is neither (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”) nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”). Consequently, no key information document required by the UK PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the

Company and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement, the accompanying prospectus and, when available, the final prospectus supplement if you request it by contacting: Goldman Sachs & Co. LLC, toll-free at +1-866-471-2526; J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468 or J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533; or Merrill Lynch International at +1-800-294-1322; Barclays Bank PLC at +1-888-603-5847; HSBC Bank plc at +44-20 7991 8888; or NatWest Markets Plc at +44-(0) 20 7085 5862.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.